Curaleaf to Report First Quarter 2024 Financial and Operational Results
NEW YORK, April 4, 2024 -- Curaleaf Holdings, Inc. (TSX: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that it will report its financial and operating results for the first quarter ended March 31, 2024 after market close on May 9, 2024.
Management will host a conference call and audio webcast that afternoon at 5:00 p.m. ET consisting of prepared remarks followed by a question-and-answer session related to the Company's operational and financial highlights.

Event:	Curaleaf First Quarter 2024 Financial Earnings Conference Call
Date:	Thursday, May 9, 2024
Time:	5:00 p.m. ET
Live Call:	+1-844-512-2926 (U.S.), +1-416-639-5883 (Canada) or +1-412-317-6300 (International)
Passcode:	7489402
Webcast:	https://ir.curaleaf.com/events

For interested individuals unable to join the conference call, a dial-in replay of the call will be available until May 16, 2024, and can be accessed by dialing +1-877-344-7529 (U.S.), +1-855-669-9658 (Canada) or +1-412-317-0088 (International) and entering replay pin number: 7935470
About Curaleaf Holdings

Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR
Investor Relations Website: https://ir.curaleaf.com/
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

2